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UNITED STATES	Expires: December 31, 2005
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.             )*

MasterCard Incorporated

(Name of Issuer)
Class A redeemable common stock, par value $.01 per share and

Class B convertible common stock, par value $.01 per share

(Title of Class of Securities)
N/A

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only)
EURO Kartensysteme GmbH

2.	Check the Appropriate Box if a Member of a Group:
(a)
(b)

3.	SEC Use Only:

4.	Citizenship or Place of Organization:			Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power:	Class A: 4,385,734 shares; Class B: 835,397 shares

		6.	Shared Voting Power:

		7.	Sole Dispositive Power:	Class A: 4,385,734 shares; Class B: 835,397 shares

		8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person Class A: 4,385,734 shares; Class B: 835,397 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: (See Instructions)

11.	Percent of Class Represented by Amount in Row 9			Class A: 5.2%; Class B: 5.2%; Total Common Stock: 5.2%

12.	Type of Reporting Person: OO

Item 1.

     (a) Name of Issuer:

MasterCard Incorporated

     (b) Address of Issuer’s Principal Executive Offices:

2000 Purchase Street
Purchase, New York 10577

Item 2.

     (a) Name of Person Filing:

EURO Kartensysteme GmbH

     (b) Address of Principal Business Office or, if none, Residence:

The address of the principal office of EURO Kartensysteme GmbH is:

Solmsstrasse 6
60486 Frankfurt/ Main
Germany

     (c) Citizenship:

Federal Republic of Germany

     (d) Title of Class of Securities:

Class A redeemable common stock, par value $.01 per share and Class B convertible common stock, par value $.01 per share

     (e) CUSIP Number:

N/A

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

See row 9 of cover page[s].

     (b) Percent of class:

See row 11 of cover page[s].

     (c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

(ii)Shared power to vote or to direct the vote

(iii)Sole power to dispose or to direct the disposition of

(iv)Shared power to dispose or to direct the disposition of
      See rows 5-8 of the cover page[s].

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 15, 2004

Date

/s/ Karl F.G. Matl

Signature

Karl F.G. Matl
Senior Vice President Licensing /Products

Name/Title